January 27, 2011

Mark P. Shuman
Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:                         Intermec, Inc.
Definitive Proxy Statement on Schedule 14A
Filed April 16, 2010
File No. 001-13279

Dear Mr. Shuman:

This communication is in response to your comment letter dated January 14, 2011, in connection with the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the "Commission") by Intermec, Inc. (“we”, “our”, “us” or the “Company”) on April 16, 2010.

For your convenience, we have included the Staff’s comment (in italics) before our response to the comment from your letter.

Securities Ownerships of Certain Beneficial Owners and Management, page 19

1.
The response to prior comment 1 suggests that Unitrin's Chief Investment Officer, John M. Boschelli, is responsible for the investment activities of Unitrin, subject to the oversight of the Committee with respect to the review and approval of investment policies and objectives.  Your response appears to suggest that John M. Boschelli exercises sole or shared dispositive (and perhaps voting powers) with regards to all investments of Unitrin.  Please clarify.  Tell us whether the identities of the members of the Committee is known to you or publicly available.  Also, in your response please describe your views as to whether identification of Mr. Boschelli and/or the members of the Committee is appropriate to identify the natural persons who exercise the dispositive and voting powers, in response to Item 403 of Regulation S-K.

RESPONSE:

We have no additional information regarding the specific identity of the natural persons who exercise the dispositive and voting powers with respect to the Company shares held of record by Unitrin, Inc. ("Unitrin"), to that previously provided in the Company's letter to the Commission dated December 22, 2010 (the "December Response Letter").  In providing such information, we, among other things, reviewed publicly available information relating to Unitrin, including its Schedule 13D/A filing as of April 16, 2010 and amendments thereto up through the date of the December Response Letter, and, in preparing the current response, we have also reviewed the Unitrin amendment to Schedule 13D/A filed on January 26, 2011  (collectively, the "Schedule 13D/A").  Pursuant to such review, and otherwise to the extent known to us, we did not know, and do not now know, who exercises dispositive and voting powers with respect to the Company shares held of record by Unitrin.

Although information publicly available regarding Unitrin does include information regarding Unitrin's Investment Committee and its members (included in Unitrin's 2010 proxy statement filed with the Commission on March 29, 2010 and other information, including committee charter, on the Unitrin website) as well as the Company's Chief Investment Officer (included in such proxy statement and on the Unitrin website), such information (i) does not identify the natural persons who exercise the dispositive and voting powers with respect to the Company shares held of record by Unitrin and (ii) is not necessarily currently accurate information.  Further, for those disclosures in the Schedule 13D/A that relate to identification of persons who exercise the dispositive and voting powers with respect to the Company shares held of record by Unitrin, such schedule only provides a listing of the officers and directors of Unitrin as is the requirement of such schedule's form.  Accordingly, the Company does not have the knowledge, nor does it deem it appropriate, to identify the Company's Chief Investment Officer and/or the members of Unitrin's Investment Committee as natural persons who exercise the dispositive and voting powers with respect to the Company shares held of record by Unitrin, in response to Item 403 of Regulation S-K.

We confirm that in filings, to the extent known by us, we will include disclosures indicating the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities held by entities that are known by us to own beneficially five percent or more of the Company's outstanding common stock.

* * * *

The Company acknowledges that:

●	it is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning this letter, please contact Mary Brodd, our Senior Corporate Counsel, at (425) 265-2465.

Sincerely,

/s/ Robert J. Driessnack
Robert J. Driessnack
Senior Vice President, Chief Financial Officer

cc:     Patrick J. Byrne, Intermec, Inc., Chief Executive Officer
  Janis L. Harwell, Intermec, Inc., Senior Vice President, General Counsel and Corporate Secretary
  Mary Brodd, Intermec, Inc., Senior Corporate Counsel